Exhibit 21

SUBSIDIARIES OF J.B. HUNT TRANSPORT SERVICES, INC.

(A)        J.B. Hunt Transport, Inc.,  a Georgia corporation

(B)         L.A., Inc.,  an Arkansas corporation

(C)         J.B. Hunt Corp.,  a Delaware corporation

(D)        J.B. Hunt Logistics, Inc.,  an Arkansas corporation

(E)         Hunt Mexicana, S.A. de C.V.,  a Mexican corporation

(F)         FIS, Inc.,  a Nevada corporation